CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, November 18, 2003

REMINDER – CAMBIOR SERIES B WARRANTS EXPIRE ON NOVEMBER 24, 2003

Cambior Inc. wishes to remind Series B warrant holders that such warrants (CBJ.WT.B) expire on November 24, 2003 at 5:00 p.m.. Each CBJ.WT.B warrant entitles its holder to purchase one common share of Cambior at a price of Cdn $3.00.

Warrant certificates and payment are to be remitted to CIBC Mellon Trust Company at its various offices in Canada. For further information, warrant holders should consult with their broker or financial advisor.

Please note that Toronto Stock Exchange ("TSX") will halt trading in Series B warrants (Symbol: CBJ.WT.B) at noon on November 24, 2003.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B" and "CBJ.WT.C" trade on the TSX.

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Longueuil, le 18 novembre 2003

RAPPEL – BONS DE SOUSCRIPTION SÉRIE B DE CAMBIOR EXPIRANT LE 24 NOVEMBRE 2003

Cambior inc. souhaite rappeler aux détenteurs de bons de souscription Série B « CBJ.WT.B » que ceux-ci viennent à échéance le 24 novembre 2003 à 17h00. Chaque bon de souscription « CBJ.WT.B » permet à son détenteur d'acheter une action ordinaire de Cambior au prix de 3,00 $ Can.

Les certificats de bons de souscription et le paiement doivent être remis à Compagnie Trust CIBC Mellon à l'un de ses bureaux au Canada. Pour de plus amples informations, les détenteurs de bons de souscription devraient consulter leur courtier ou conseiller financier.

Veuillez noter que la Bourse de Toronto (la « TSX ») procédera à la suspension de la négociation des bons de souscription (symbole : CBJ.WT.B) à midi le 24 novembre 2003.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Les bons de souscription « CBJ.WT.B » et « CBJ.WT.C » sont inscrits à la cote de la Bourse de Toronto.

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For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations / Directeur – Relations avec les investisseurs
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail : info@cambior.com
Website : www.cambior.com

PR-2003-41